

Mail Stop 3233

August 16, 2016

VIA E-MAIL
James R. Groch
Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, CA 90071

     Re: CBRE Group, Inc.
             Form 10-K for the fiscal year ended December 31, 2015
             Filed February 29, 2016
             File No. 001-32205

Dear Mr. Groch:

We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Results of Operations, page 36

1.   We note your non-GAAP measure EBITDA, as adjusted, contains an adjustment for cost containment expenses. Please tell us what this adjustment relates to, how it is calculated, and if it has a cash impact. In future filings please provide greater insight into each adjustment being made so that it is clear how this adjustment is calculated and what this adjustment represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities